Securities and Exchange Commission
June 15, 2016

Via EDGAR and Email
June 15, 2016
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Forum Energy Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-35504
Ladies and Gentlemen:
Set forth below are the responses of Forum Energy Technologies, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 3, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, File No. 001-35504, filed with the Commission on February 29, 2016 (the “Form 10-K”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2015
Critical accounting policies and estimates, page 48
Business combinations, goodwill and other intangible assets, page 49

1.
We note your disclosure regarding goodwill impairment testing and related impairment losses during 2015. Tell us whether you had any reporting unit other than your Subsea reporting unit that had a fair value that was not substantially in excess of its carrying value as of the date of your most recent impairment test. If so, explain to us how you considered providing the following disclosure:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
See Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty, and Section V of SEC Release 33-8350, which states that under existing MD&A disclosure requirements, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

Securities and Exchange Commission
June 15, 2016

Response:
The fair values of all of our reporting units, except for Subsea, were substantially in excess of their respective carrying values as of the date of our most recent impairment test.
The table below shows the dollar value and the percentage by which fair value exceeded the carrying value for each of our reporting units, and the goodwill balance for each reporting unit (other than Subsea).

(in millions of US dollars)
	Reporting unit
	Drilling	Downhole	Flow Equipment	Production Equipment	Valves
Excess value	$129	$62	$164	$37	$161

Excess percentage	20.3%	17.5%	53.3%	80.4%	178.7%

Goodwill balance	$292	$213	$75	$5	$13
We acknowledge the risk that a longer or greater decrease in activity levels for our business could result in an additional impairment charge in a subsequent quarter. We respectfully submit, however, that the cautionary statements included in our Form 10-K within the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis and in Note 7 (Goodwill and Intangible Assets) within our financial statements on pages 49 and 71, respectively, adequately address this possibility. Based on our analysis, we do not believe the uncertainties associated with the methods, assumptions and estimates underlying our impairment testing give rise to a material exposure.

* * * * * * * *

We understand and acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in this filing;

•	The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	We may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

FORUM ENERGY TECHNOLOGIES, INC.

By: /s/ James W. Harris
James W. Harris
Executive Vice President
and Chief Financial Officer

2